Exhibit 21.1

Subsidiaries of Craft Brewers Alliance, Inc. (the Registrant)
As of December 31, 2010

Name of Entity	State of Incorporation	Name under which subsidiary is doing business

1) Kona Brewing Co., LLC	Hawaii	Kona Brewing Company
2) Kona Brewery LLC	Hawaii	Kona Brewing Company
3) Kona Brew Enterprises LLC	Hawaii	Kona Brewing Company